

Mail Stop 3561

December 21, 2017

Via E-mail
Mr. Jason Boling
Chief Financial Officer
Cherokee Inc.
5990 Sepulveda Blvd.
Sherman Oaks, CA 91411

> **Re: Cherokee Inc.**
> **Form 10-K for the Year Ended January 28, 2017**
> **Filed May 18, 2017**
> **File No. 000-18640**

Dear Mr. Boling:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Year Ended January 28, 2017

Financial Statements
Consolidated Balance Sheets, page 53

1. We note your accounts payable and other accrued payables represent 67% of total current liabilities. Please separately disclose, either on your balance sheet or in your footnotes, any elements of accounts payable and other accrued payables that exceed 5 percent of total current liabilities or explain to us why it is not required. Refer to Rule 5-02(20) of Regulation S-X.

Note 5. Intangible Assets, page 70

2. You state that certain acquired trademarks are indefinite lived and not amortized. Please disclose the trademarks not subject to amortization and provide the disclosures required by

FASB ASC 350-30-50-2(b). In addition, for intangible assets acquired during the periods presented, provide the disclosures required by FASB ASC 350-30-50-1 as applicable.

Form 10-Q for the Quarterly Period Ended October 28, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 26

3. We note your license agreements with Target covering (a) sales of most Cherokee branded products in the United States expired on January 31, 2017 and (b) school uniforms category and Liz Lange will expire at the end of its current term on January 31, 2018. We note your license agreements with Kohl's regarding Hawk Signature and Tony Hawk branded products expire at the end of Fiscal 2018. We also note significant decline in Cherokee brand and Liz Lange brand royalty revenues in Fiscal 2017 and during the nine months ended October 28, 2017. Please address the following:

- Tell us whether you considered the expiration of license agreements and decline in revenue to be triggering events for assessing impairment of the trade marks at October 28, 2017 and explain the basis for your conclusion. Please refer to FASB ASC 360-10-35-21.

- Please expand your critical accounting policy disclosure to include your impairment assessment and triggering event considerations regarding the intangible assets. Considering significant decline in your revenues of Cherokee and Liz Lange brands and expiration of license agreements, to the extent the trademarks are considered to be at risk of impairment, disclose the results of your impairment testing, methodology, significant estimates and underlying assumptions.

Form 8-K filed December 8, 2017
Exhibit 99.1

4. We note your reconciliation of GAAP Net Income to Non-GAAP Net Income includes an adjustment titled Adjusted Tax Benefit (Provision). Please revise to explain this adjustment and how the tax effects of non-GAAP adjustments are calculated. Refer to the guidance in Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining